November 30, 2015

VIA EDGAR

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:	Skechers U.S.A., Inc. – File No. 1-14429

Dear Ms. Jenkins:

This letter sets forth the response of Skechers U.S.A., Inc. (the “Company”) to the staff’s letter dated November 16, 2015 in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2014. To facilitate your review, we have reproduced the comments in bold text below and have provided our response immediately following the comment.

Form 10-K for the Year Ended December 31, 2014

General

1. We are aware of a recent news report stating that Rivoli Group Distributes Skechers eyewear and that it may operate in Syria. Also, you state on page 12 that your footwear is sold in Africa, a region that includes Sudan. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us whether Rivoli Group or any other party distributes or sells, or has distributed or sold, your products in Sudan or Syria.

Response: We do not authorize or permit any distribution or sales of our product in Sudan or Syria, and we are not aware of any current or past distribution or sales of our product in either of these countries.

In connection with responding to your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact Ted Weitzman in our legal department at (310) 318-3100.

Very truly yours,

Skechers U.S.A., Inc.

By:	/s/ Philip G. Paccione
Name:	Philip G. Paccione
Title:	Corporate Secretary and General Counsel

cc:	Robert Greenberg

Ted Weitzman